March 20, 2009

Ms. Christina Diangelo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	MMA Praxis Mutual Funds
File Nos. File Nos. 33-69724 and 811-8056

Dear Ms. Diangelo:

Listed below is our response to your comments received on the MMA Praxis Mutual Funds’ 12/31/07 Form N-CSR and 3/31/08 Form NQ filings:

Form NQ

Comment:	Please update the certification language used by the certifying officers.

Response:	The certification language has been updated as you requested for future filings.

Form NCSR

Comment:	Please include the results of the shareholder meeting from December, 2007.

Response:	The results were filed with the Trust’s Form NSAR filing for the period ended December 31, 2007. Results of future shareholder meetings will be disclosed in the registrant’s N-CSR.

Comment:	The Code of Ethics was not attached to the filing.

Response:	The Code of Ethics was filed with registrant's December 31, 2005 N-CSR and will be referenced going forward.

Comment:	Please state the percentage of audit services that were not pre-approved.

Response:	0% of the audit services were not pre-approved.

Comment:	On Page 8, the Class I shares performance is not depicted.

Response:	Class I shares performance has been added to the bar chart, table and line graph in the December 31, 2008 Annual Report.

Comment:	On page 8, show the performance of the Fund’s benchmark.

Response:	It is the Trust’s understanding that the benchmark performance is not required to be disclosed in the bar chart.

Comment:	On Page 8, eliminate the word “voluntarily”.

Response:	The word “voluntarily” has been eliminated in the December 31, 2008 Annual Report.

Comment:	On Page 18, do the Assets and Liabilities account for the futures held within the Intermediate Income, Core Stock and Value Index Funds?

Response:
On Page 18, the variation margin receivable was inadvertently placed in interest and dividends receivable and should have been placed in variation margin receivable in the amount of $50,875, consistent with the other Funds.  The unrealized depreciation on the open futures position is accounted for as an offset to investment cost. The Value Index Fund's cost should be listed as $65,707,217 to make it consistent with the other funds.  We will ensure that this adjustment is incorporated going forward across all funds ensuring consistency.

Comment:	On Page 84, does the Net Unrealized Appreciation contain the dividends and expenses of the Fund?

Response:
Yes, it is a component of cost. The cost incorporates unrealized depreciation on foreign currency translation of $21,296 and is shown as a component of "unrealized appreciation on investments and foreign currency translations" in the components of net assets.

Comment:	On Page 108, Note 4, is there a voluntary waiver of Distribution and Shareholder Servicing Fees?

Response:	Yes, the Fund voluntarily waives Distribution and Shareholder Servicing Fees.

Comment:	On Page 104, add disclosure regarding how expenses are allocated among the classes of the Fund.

Response:	Disclosure regarding how expenses are allocated among the classes of a Fund has been added to the December 31, 2008 Annual Report.

Comment:	On Page 108, consider adding disclosure concerning the purchase and sale activity of Treasuries if deemed material.

Response:	Adding disclosure concerning the purchase and sale activity of Treasuries if deemed material will be taken under consideration going forward.

In connection with your recent review of Form N-CSR, Form N-Q and Form NSAR filed by the Trust, the undersigned hereby acknowledges on behalf of the Trust that:

•	The Trust is responsible for the adequacy and the accuracy of the disclosure contained in its Form N-CSR, Form N-Q and Form NSAR and any subsequently filed Form N-CSR, Form N-Q and Form NSAR;

•
Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Thank you for your comments on this filing.  Please let me know if you have any questions.

Sincerely,

/s/ Steven T. McCabe
Steven T. McCabe
Vice President
J.P. Morgan